UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-38934

Maverix Metals Inc.

(Translation of registrant’s name into English)

     Suite 575, 510 Burrard Street
Vancouver, British Columbia V6C 3A8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☐               Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2020

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
C. Warren Beil
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Press Release issued by the Company on June 5, 2020